JESUP & LAMONT, INC.

2170 West State Road 434, Suite 100

Longwood, Florida 32779

August 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Karen J. Garnett.

Re:	Delaying Amendment for Jesup & Lamont, Inc. (the “Registrant”)

Pre-Effective Amendment no. 1 to Registration Statement on Form S-3 (the “Registration Statement”)

Filed August 22, 2008

SEC File No. 333-150541

Ladies and Gentlemen:

On behalf of the Registrant, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-3/A filed with the Commission on August 22, 2008:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

If you have any questions, please contact Stephen A. Zelnick at (212) 838-8040, counsel to the Registrant. Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Longwood, State of Florida, on the 26th day of August, 2008.

Very truly yours,

JESUP & LAMONT, INC.

By:  /s/ Donald A. Wojnowski

Donald A. Wojnowski, Jr.

President and Chief Executive Officer